Mail Stop 3030

                                                                October 28,
2016

     Simon Gee
     Chief Executive Officer
     3AM Technologies, Inc.
     2360 Corporate Circle, Suite 400
     Henderson, NV 89074

            Re:      3AM Technologies, Inc.
                     Amendment No. 1 to Registration Statement on Form S-1 Filed September 30, 2016
                     File No. 333-210544

     Dear Mr. Gee:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

     Prospectus

     1. We will continue to evaluate your response to prior comment 1 when you have provided the financial statements of 3AM Enterprises and the pro forma financial information requested below.

     Financial Statements, page 33

     2. We note your response to comment 6 in which you state that you consider the acquisition of 3AM Enterprises as probable and the financing of $25,000 to be likely. In light of that representation, please amend the filing to include audited financial statements of 3AM
            Enterprises which comply with Rule 8-04 of Regulation S-X as well as pro forma
 Simon Gee
3AM Technologies, Inc.
October 28, 2016
Page 2

       financial information reflecting the probable business acquisition as required by
       Rule 8-05 of Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules

3. We note your response to prior comment 7, however, the exhibit referred to in your response has not been filed with your amendment. Please file the form of the subscription agreement that you plan to use in connection with your offering as an exhibit to your next amendment.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris at (202) 551-
3314 with any other questions.


                                                            Sincerely,

                                                            /s/ Daniel Morris
for

                                                            Amanda Ravitz
                                                            Assistant Director
                                                            Office of
Electronics & Machinery


cc:    Robert Jung, Esq.
       Macdonald Tuskey